EXHIBIT 21

LIST OF SUBSIDIARIES

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES

The following are all subsidiaries of Shenandoah Telecommunications Company, and are organized in the Commonwealth of Virginia.

Shenandoah Telephone Company
Shenandoah Cable Television, LLC
Shenandoah Mobile, LLC
Shentel Communications, LLC
Shenandoah Personal Communications, LLC
Shentel Management Company
Shentel Converged Services, Inc.